Exhibit 99.1

13 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 12 June, 2012 it purchased for cancellation 19,957 Ordinary Shares, at an average price of $21.3026.

Following the cancellation of these shares, the Company will have 59,810,599 Ordinary Shares in issue.